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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Miravant Medical Technologies

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

69329P103

(CUSIP Number)

Richard T. Collier
Senior Vice President
and General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, New Jersey 07977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 2 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,096,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,096,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,096,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 3 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia Treasury Services AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 4 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,736,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,736,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 5 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,861,534
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,861,534
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 6 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,096,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,096,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,096,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 7 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia & Upjohn, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,221,534
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,221,534
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 8 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,221,534
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,221,534
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 9 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pharmacia Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,736,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,736,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 10 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Monsanto Italiana S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,736,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,736,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A

CUSIP No. 69329P103	Page 11 of 27 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). G.D. Searle LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,736,533
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,736,533
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP Number: 69329P103	Page 12 of 27

        Pharmacia AB, a Swedish corporation (“Pharmacia AB”), Pharmacia Treasury Services AB (formerly Pharmacia & Upjohn Treasury Services AB), a Swedish corporation (“Pharmacia Treasury”), Pharmacia & Upjohn S.p.A., an Italian corporation (“P&U S.p.A.”), Pharmacia & Upjohn Company, a Delaware corporation (“P&U Co.”), Pharmacia & Upjohn Holdings BV, a “check the box” entity incorporated in the Netherlands (“P&U BV”), and Pharmacia & Upjohn, Inc., a Delaware corporation (“P&U Inc.” and, collectively with Pharmacia AB, Pharmacia Treasury, P&U S.p.A., P&U Co. and P&U BV, the “Original Reporting Persons”) and Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation (“PHA”), Monsanto Italiana S.p.A., an Italian corporation (“Monsanto Italiana”), G.D. Searle LLC, a Delaware limited liability company (“Searle”), and Pharmacia Italia S.p.A., an Italian corporation (“Pharmacia Italia” and, collectively with PHA, Monsanto Italiana, Searle and the Original Reporting Persons, the “Reporting Persons”) hereby amend the report on Schedule 13D filed by the Original Reporting Persons on March 1, 1999 (the “Original Schedule 13D”), as amended by the reports filed by the Original Reporting Persons on December 15, 1999 and by the Original Reporting Persons and PHA on April 10, 2000, January 29, 2001 and June 1, 2001 (collectively with the Original Schedule 13D, the “Schedule 13D”), with respect to shares of Common Stock, par value $.01 per share (the “Shares”), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation (“Miravant”), beneficially owned by them. Terms used but not defined herein have the meanings given such terms in the Schedule 13D.

ITEM 2.   Identity and Background

Item 2 is amended to include the following:

        This statement is being filed by the Reporting Persons.

        On December 13, 2001, Pharmacia Treasury assigned to Pharmacia AB all its rights in, to and under the Amended and Restated Credit Agreement, the Security Agreement, the Warrant Agreement and all Warrants and promissory notes previously issued to Pharmacia Treasury pursuant to the Amended and Restated Credit Agreement and the Warrant Agreement. Pharmacia Treasury no longer beneficially owns any Shares.

        On December 31, 2001, P&U S.p.A. assigned 1,736,533 Shares to Pharmacia Italia. P&U S.p.A. no longer directly owns any Shares.

        The principal business address of Pharmacia Italia and Monsanto Italiana is Via Volturno, 48, Rozzano (MI), Italy.

        The principal business address of Searle is 5200 Old Orchard Road, Skokie, Illinois 60077.

        Pharmacia Italia, an Italian corporation, is a subsidiary of both P&U S.p.A., an Italian corporation, and Monsanto Italiana, an Italian corporation. P&U S.p.A. is a subsidiary of Pharmacia AB, a Swedish corporation, which, in turn, is a wholly owned subsidiary of P&U BV, a "check the box" entity incorporated in the Netherlands. P&U BV is a wholly owned subsidiary of P&U Inc., a Delaware corporation. P&U Inc. is a wholly owned subsidiary of PHA. The principal business of Pharmacia Italia is the development, production, marketing and sale of pharmaceutical products.

        Monsanto Italiana is a subsidiary of both Searle, a Delaware limited liability company, and PHA. Searle is a wholly owned subsidiary of P&U Co. P&U Co. is a wholly owned subsidiary of P&U Inc., which is a wholly owned subsidiary of PHA. The principal business of each of Monsanto Italiana and Searle is the development, production, marketing and sale of pharmaceutical products.

        The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of (i) Pharmacia Italia is set forth in Schedule V hereto and incorporated herein by reference and (ii) Pharmacia AB is set forth in Schedule IV hereto and incorporated herein by reference.

        None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II, III or IV of the Schedule 13D or Schedule V to this Schedule 13D has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        This Item 2 is qualified in its entirety by reference to Schedules I, II, III, IV, V and VI which are incorporated herein by reference.

CUSIP Number: 69329P103	Page 13 of 27

ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

        On December 13, 2001, Pharmacia Treasury assigned to Pharmacia AB all its rights in, to and under the Amended and Restated Credit Agreement, the Security Agreement, the Warrant Agreement and all Warrants and promissory notes previously issued to Pharmacia Treasury pursuant to the Amended and Restated Credit Agreement and the Warrant Agreement. Pharmacia Treasury no longer beneficially owns any Shares.

        On December 31, 2001, P&U S.p.A. assigned 1,736,533 Shares to Pharmacia Italia. P&U S.p.A. no longer beneficially owns any Shares.

        On March 5, 2002, Pharmacia AB, P&U Co., P&U Inc., Pharmacia Italia and Miravant executed a Contract Modification and Termination Agreement, dated as of March 5, 2002 (the “Contract Modification and Termination Agreement” and incorporated by reference as Exhibit M hereto). Following the satisfaction by Miravant of certain conditions, the Contract Modification and Termination Agreement became effective on March 7, 2002. Pursuant to the Contract Modification and Termination Agreement, with the exceptions listed below, all material agreements between PHA or any of its subsidiaries and Miravant were terminated. Notwithstanding the foregoing, the Credit Agreement (as amended by the Contract Modification and Termination Agreement), the Replacement Notes (as hereinafter defined), the Warrant Agreement, the warrants issued by Miravant to subsidiaries of PHA pursuant to the Warrant Agreement, the Security Agreement, the Registration Rights Agreement and any claims actionable under any indemnification provision of an agreement otherwise terminated pursuant to the Contract Modification and Termination Agreement all survive in full force and effect.

        The Reporting Persons and Miravant also agreed to take all actions reasonably necessary to terminate certain additional agreements between the Reporting Persons and Miravant, on the one hand, and Raytheon Corporation and Fresenius Kabi AG, on the other hand.

        The Contract Modification and Termination Agreement amended the Credit Agreement, to provide, among other things, that (a) Miravant may no longer borrow any additional funds from Pharmacia AB pursuant to the Credit Agreement, (b) Pharmacia AB will no longer be granted any additional Warrants and Miravant may no longer repay at maturity any amounts borrowed under the Amended and Restated Credit Agreement with Shares, (c) all prior promissory notes issued by Miravant have been amended and restated in their entirety into two new $5,000,000 interest bearing promissory notes (the “Replacement Notes” ) with maturity dates of March 5, 2003 and June 9, 2004, respectively, (d) Miravant is no longer required to regularly provide Pharmacia AB with certain financial statements, (e) Miravant is no longer prohibited from assuming or incurring certain contingent liabilities, (f) Miravant is no longer prohibited from making capital expenditures in excess of $750,000 per year, (g) Miravant is no longer prohibited from declaring dividends or repurchasing, acquiring, redeeming or retiring its capital stock, (h) Miravant is no longer prohibited from entering into certain sale and leaseback transactions, (i) Miravant need not apply certain surplus cash flows to prepayment of the Replacement Notes, (j) certain restrictions on Miravant’s stockholder’s equity, ratio of current assets to current liabilities, minimum operating income and cash balance are eliminated, (k) Miravant no longer needs to make certain minimum expenditures on its ophthalmology program, and (l) Miravant may incur additional indebtedness if such additional indebtedness is subordinated to the obligations of Miravant pursuant to contractual subordination provisions reasonably acceptable to Pharmacia AB. Moreover, if Miravant seeks to enter into a transaction that would otherwise cause Miravant to contravene one or more covenants set forth in the Credit Agreement, Pharmacia AB has seven business days following receipt of a written notice from Miravant to either consent to or disallow such transaction.

CUSIP Number: 69329P103	Page 14 of 27

        Acquisition by any third party of more than 19.9% of the outstanding Shares is no longer an “Event of Default” under the Credit Agreement.

        The parties have also amended the Credit Agreement so that Miravant retains 100% of any Net Available Asset Disposition Proceeds (as defined in the Credit Agreement) and Net Available Securities Offering Proceeds (as defined in the Credit Agreement) it receives from one or more dispositions that result in proceeds of less than $7,000,000. Miravant must apply 33.33% of aggregate proceeds between $7,000,000 and $15,000,000 to the prepayment of the Replacement Notes, and 50% of aggregate proceeds between $15,000,000 and $25,000,000 to the prepayment of the Replacement Notes. Once the aggregate proceeds exceed $25,000,000, Miravant must apply 100% of such proceeds to the repayment of the Replacement Notes. Prepayments made will be applied first to the earliest to mature of the Replacement Notes and then to the second of the Replacement Notes to mature.

        All assets currently held by Sanwa Bank California (the “Escrow Agent”) pursuant to the APA Escrow Agreement, dated as of May 31, 2001 (the “APA Escrow Agreement”), among P&U Co., Miravant and the Escrow Agent were released to Miravant.

        P&U Inc. and its Affiliates have no obligation to purchase any SnET2 manufactured by Miravant after January 23, 2002 and any outstanding contracts or purchase orders for SnET2 were terminated as of January 23, 2002 without penalty.

        Pharmacia AB and P&U Co. have assigned to Miravant all their rights to the assets they purchased from Miravant pursuant to the Asset Purchase Agreement, all SnET2 inventory, all light devices, the investigational new drug application for SnET2 and related clinical data. All costs associated with the conduct of the SnET2 clinical trials, including Miravant’s out-of-pocket costs associated with the Clinical Trials and API manufacturing costs through January 23, 2002, and the closing out of all principal investigator sites, remains the sole responsibility of Pharmacia AB.

        Miravant re-assumed those liabilities previously assumed by P&U Co. and its subsidiaries and affiliates pursuant to the Asset Purchase Agreement.

        Each of Miravant and the Reporting Persons released, discharged, and covenanted not to sue or bring or maintain any suit, claim, action or bring any proceeding against the other party to the Contract Modification and Termination Agreement from, against or regarding any and all claims, demands, awards, damages, suits, causes of action, losses, liabilities or expenses of any kind or character, whether known or unknown which that releasing party now has, may have or ever had, which arise out of

CUSIP Number: 69329P103	Page 15 of 27

or in connection with any transaction, circumstances, actions, failures to act or other matters whatsoever existing on or at any time prior to March 7, 2002, other than claims which arise out of or in connection with a breach or alleged breach of (i) the Contract Modification and Termination Agreement, (ii) the Credit Agreement, (ii) the Replacement Notes, (iii) the Warrant Agreement (iv) the warrants issued by Miravant to Pharmacia AB on June 9, 1999, December 13, 1999 and May 23, 2000, (v) the Security Agreement, (vi) the Registration Rights Agreement and (vii) claims actionable under any indemnification provision of a prior agreement.

        The foregoing discussion is qualified in its entirety by reference to Contract Modification and Termination Agreement, which is incorporated by reference in its entirety into this Item 3.

        None of the persons listed on Schedule I, II, III, IV, V or VI has contributed any funds or other consideration towards the purchase of the Shares reported in this statement.

ITEM 4.   Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

        The Shares described by this statement were acquired for investment purposes. Other than as set forth herein, the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of rules and regulations applicable to Schedule 13D other than the following:

(i)	The Warrant Agreement provides that (a) Miravant is entitled to purchase any Warrant issued pursuant to the Amended and Restated Credit Agreement and Warrant Agreement should the average closing price for the Shares over any consecutive 30 trading days exceed the exercise price for such Warrant, and (b) at such time as a Reporting Person seeks to exercise a Warrant, Miravant has the right, in its sole discretion, to pay a certain cash amount in lieu of delivering the Shares issuable in respect thereof. See Item 6.

(ii)	The Registration Rights Agreement provides that (a) the holders of Shares received by the Reporting Persons have the right to demand that Miravant file registration statements with respect to such Shares held by such holders and (b) P&U Inc. and

CUSIP Number: 69329P103	Page 16 of 27

its subsidiaries have certain rights to participate in other registered offerings of Shares. See Item 6. On July 29, 1999, Miravant registered all Shares acquired by Pharmacia AB pursuant to the Equity Investment Agreement and the Original Warrant Agreement.

(iii)	See Item 6 for a discussion of the anti-dilution provisions of Shares issuable upon exercise of the Warrants that may result in the acquisition of additional Shares by the Reporting Persons.

        The foregoing discussion is qualified in its entirety by reference to the Warrant Agreement, the Registration Rights Agreement, the Original Credit Agreement, the Amended and Restated Credit Agreement and the Contract Modification and Termination Agreement which were either filed as exhibits or incorporated by reference as exhibits to this Schedule 13D, each of which is incorporated by reference in their entirety into this Item 4.

        Each Reporting Person expects to evaluate on an ongoing basis Miravant’s financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares; may dispose of Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II, III, IV, V and VI may make the same evaluation and reserve the same rights.

ITEM 5.   Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

        (a)   The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of November 5, 2001 in Miravant’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2001, filed November 13, 2001, as adjusted to give effect to the issuance of the Shares issued pursuant to the warrants held to Pharmacia AB in connection with the loans made to Miravant on

CUSIP Number: 69329P103	Page 17 of 27

June 9, 1999, December 13, 1999 and May 23, 2000 (the "Outstanding Shares").

        P&U Co., as successor to Pharmacia, Inc., beneficially owns 1,861,534 Shares, representing approximately 9.8% of the Outstanding Shares.

        Pharmacia Italia beneficially owns 1,736,533 Shares, representing approximately 9.1% of the Outstanding Shares.

        Monsanto Italiana and Searle may each be deemed to own 1,736,533 Shares, representing approximately 9.1% of the Outstanding shares.

        Pharmacia AB may be deemed to beneficially own 2,096,533 Shares, representing approximately 11% of the Outstanding Shares.

        P&U BV may be deemed to beneficially own 2,096,533 Shares, representing approximately 11% of the Outstanding Shares.

        P&U Inc. may be deemed to beneficially own 2,221,534 Shares, representing approximately 11.6% of the Outstanding Shares.

        PHA may be deemed to beneficially own 2,221,534 Shares, representing approximately 11.6% of the Outstanding Shares.

        Pharmacia Treasury no longer beneficially owns any Shares.

        None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedules I, II, III, IV, V and VI beneficially owns any Shares other than as set forth herein.

        (b)   Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 11 above.

        (c)    Except as described herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II, III, IV, V or VI has been party to any transaction in Shares during the past sixty days.

        (d)   No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

        (e)   On December 13, 2001 Pharmacia Treasury transferred 360,000 Warrants to Pharmacia AB. Pharmacia Treasury no longer beneficially owns any Shares.

        The foregoing discussion is qualified in its entirety by reference to the Equity Investment Agreement, the Warrant

CUSIP Number: 69329P103	Page 18 of 27

Agreement, the Registration Rights Agreement, the Original Credit Agreement, the Amended and Restated Credit Agreement and the Contract Modification and Termination Agreement which were either filed as exhibits or incorporated by reference as exhibits to this Schedule 13D, each of which is incorporated by reference in their entirety into this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is amended to include the following:

        On December 13, 2001, Pharmacia Treasury assigned to Pharmacia AB all its rights in, to and under the Amended and Restated Credit Agreement, the Security Agreement, the Warrant Agreement and all Warrants and promissory notes previously issued to Pharmacia Treasury pursuant to the Amended and Restated Credit Agreement or the Warrant Agreement. Pharmacia Treasury no longer beneficially owns any Shares.

        On December 31, 2001, P&U S.p.A. assigned 1,736,533 Shares to Pharmacia Italia. P&U S.p.A. no longer directly owns any Shares.

        On March 5, 2002, Pharmacia AB, P&U Co., P&U Inc., Pharmacia Italia and Miravant executed the Contract Modification and Termination Agreement. Following the satisfaction by Miravant of certain conditions, the Contract Modification and Termination Agreement became effective on March 7, 2002. Pursuant to the Contract Modification and Termination Agreement, with the exceptions listed below, all material agreements between PHA or any of its subsidiaries and Miravant were terminated. Notwithstanding the foregoing, the Credit Agreement (as amended by the Contract Modification and Termination Agreement), the Replacement Notes, the Warrant Agreement, the warrants issued by Miravant to subsidiaries of PHA pursuant to the Warrant Agreement, the Security Agreement, the Registration Rights Agreement and any claims actionable under any indemnification provision of an agreement otherwise terminated pursuant to the Contract Modification and Termination Agreement all survive in full force and effect.

        The Reporting Persons and Miravant also agreed to take all actions reasonably necessary to terminate certain additional agreements between the Reporting Persons and Miravant, on the one hand, and Raytheon Corporation and Fresenius Kabi AG, on the other hand.

        The Contract Modification and Termination Agreement amended the Credit Agreement, to provide, among other things, that (a) Miravant may no longer borrow any additional funds from

CUSIP Number: 69329P103	Page 19 of 27

Pharmacia AB pursuant to the Credit Agreement, (b) Pharmacia AB will no longer be granted any additional Warrants and Miravant may no longer repay at maturity any amounts borrowed under the Amended and Restated Credit Agreement with Shares, (c) all prior promissory notes issued by Miravant have been amended and restated in their entirety into the Replacement Notes with maturity dates of March 5, 2003 and June 9, 2004, respectively, (d) Miravant is no longer required to regularly provide Pharmacia AB with certain financial statements, (e) Miravant is no longer prohibited from assuming or incurring certain contingent liabilities, (f) Miravant is no longer prohibited from making capital expenditures in excess of $750,000 per year, (g) Miravant is no longer prohibited from declaring dividends or repurchasing, acquiring, redeeming or retiring its capital stock, (h) Miravant is no longer prohibited from entering into certain sale and leaseback transactions, (i) Miravant need not apply certain surplus cash flows to prepayment of the Replacement Notes, (j) certain restrictions on Miravant’s stockholder’s equity, ratio of current assets to current liabilities, minimum operating income and cash balance are eliminated, (k) Miravant no longer needs to make certain minimum expenditures on its ophthalmology program, and (l) Miravant may incur additional indebtedness if such additional indebtedness is subordinated to the obligations of Miravant pursuant to contractual subordination provisions reasonably acceptable to Pharmacia AB. Moreover, if Miravant seeks to enter into a transaction that would otherwise cause Miravant to contravene one or more covenants set forth in the Credit Agreement, Pharmacia AB has seven business days following receipt of a written notice from Miravant to either consent to or disallow such transaction.

        Acquisition by any third party of more than 19.9% of the outstanding Shares is no longer an “Event of Default” under the Credit Agreement.

        The parties have also amended the Credit Agreement so that Miravant retains 100% of any Net Available Asset Disposition Proceeds and Net Available Securities Offering Proceeds it receives from one or more dispositions that result in proceeds of less than $7,000,000. Miravant must apply 33.33% aggregate proceeds between $7,000,000 and $15,000,000 to the prepayment of the Replacement Notes, and 50% of aggregate proceeds between $15,000,000 and $25,000,000 to the prepayment of the Replacement Notes. Once the aggregate proceeds exceed $25,000,000, Miravant must apply 100% of such proceeds to the repayment of the Replacement Notes. Prepayments made will be applied first to the earliest to mature of the Replacement Notes and then to the second of the Replacement Notes to mature.

        All assets currently held by the Escrow Agent pursuant to the APA Escrow Agreement were released to Miravant.

CUSIP Number: 69329P103	Page 20 of 27

        P&U Inc. and its Affiliates have no obligation to purchase any SnET2 manufactured by Miravant after January 23, 2002 and any outstanding contracts or purchase orders for SnET2 were terminated as of January 23, 2002 without penalty.

        Pharmacia AB and P&U Co. have assigned to Miravant all their rights to the assets they purchased from Miravant pursuant to the Asset Purchase Agreement, all SnET2 inventory, all light devices, the investigational new drug application for SnET2 and related clinical data. All costs associated with the conduct of the SnET2 clinical trials, including Miravant’s out-of-pocket costs associated with the Clinical Trials and API manufacturing costs through January 23, 2002, and the closing out of all principal investigator sites, remains the sole responsibility of Pharmacia AB.

        Miravant re-assumed those liabilities previously assumed by P&U Co. pursuant to the Asset Purchase Agreement.

        Each of Miravant and the Reporting Persons released, discharged, and covenanted not to sue or bring or maintain any suit, claim, action or bring any proceeding against the other party to the Contract Modification and Termination Agreement from, against or regarding any and all claims, demands, awards, damages, suits, causes of action, losses, liabilities or expenses of any kind or character, whether known or unknown which that releasing party now has, may have or ever had, which arise out of or in connection with any transaction, circumstances, actions, failures to act or other matters whatsoever existing on or at any time prior to March 7, 2002, other than claims which arise out of or in connection with a breach or alleged breach of (i) the Contract Modification and Termination Agreement, (ii) the Credit Agreement, (ii) the Replacement Notes, (iii) the Warrant Agreement (iv) the warrants issued by Miravant to Pharmacia AB on June 9, 1999, December 13, 1999 and May 23, 2000, (v) the Security Agreement, (vi) the Registration Rights Agreement and (vii) claims actionable under any indemnification provision of a prior agreement.

        The foregoing discussion is qualified in its entirety by reference to Contract Modification and Termination Agreement, which is incorporated by reference in its entirety into this Item 6.

ITEM 7.   Material to be filed as Exhibits

Item 7 is amended to include the following:

Exhibit No.	Exhibit Description
L	Joint Filing Statement
M	Contract Modification and Termination Agreement, dated as of March 5, 2002, by and between Pharmacia AB, P&U Co., P&U Inc., Pharmacia Italia and Miravant

CUSIP Number: 69329P103	Page 21 of 27

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   March 14, 2002

PHARMACIA AB
By:	/s/ Håkan Åström

	Title:	President

PHARMACIA TREASURY SERVICES AB
By:	/s/ Sofi Eriksson

	Title:	Director

PHARMACIA & UPJOHN S.p.A.
By:	/s/ Francesco Granata

	Title:	Managing Director

PHARMACIA & UPJOHN COMPANY
By:	/s/ Don W. Schmitz

	Title:	Secretary

PHARMACIA & UPJOHN HOLDINGS B.V.
By:	/s/ Wim Kuiper

	Title:	Director

CUSIP Number: 69329P103	Page 22 of 27

PHARMACIA & UPJOHN, INC.
By:	/s/ Don W. Schmitz

	Title:	Secretary

PHARMACIA CORPORATION
By:	/s/ Don W. Schmitz

	Title:	Secretary

PHARMACIA ITALIA S.P.A.
By:	/s/ Francesco Granata

	Title:	Managing Director

MONSANTO ITALIANA S.P.A.
By:	/s/ Emanuelle Barie

	Title:	Director

G.D. SEARLE LLC
By:	/s/ Judith A. Reinsdorf

	Title:	Secretary

CUSIP Number: 69329P103	Page 23 of 27

SCHEDULE V

        Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Italia S.p.A.:

Francesco Granata
Managing Director and Chairman
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Emanuele Barie
Director and Secretary to the Board
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Francesco Mario Patrocollo
Director
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Martin Thomas
Director
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Germany

Giuseppe Allocca
Director
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Giovanni Autelli
Director
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Roberto De Ponti
Director
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

CUSIP Number: 69329P103	Page 24 of 27

Paolo Ferrari Trecate
Director
Pharmacia Italia S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

CUSIP Number: 69329P103	Page 25 of 27

SCHEDULE VI

       Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia AB:

Board of Directors:

Håkan Åström
President and Chairman
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Harald Alm
Vice President, Financial
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Lennart Ryden
Vice President, Human Resources
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Inger Brattne
Associate General Counsel, Secretary and Director
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

CUSIP Number: 69329P103	Page 26 of 27

Irene Johansson
Deputy Member of the Board
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Ulf Mandren
Deputy Member of the Board
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Anders Wallen
Deputy Member of the Board
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Roland Hakansson
Employee Representative to the Board
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Lennart Persson
Employee Representative to the Board
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Ingela Widen
Employee Representative to the Board
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

CUSIP Number: 69329P103	Page 27 of 27

Executive Officers:

Håkan Åström
President and Chairman
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Harald Alm
Vice President, Financial
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Lennart Ryden
Vice President, Human Resources
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Inger Brattne
Associate General Counsel, Secretary and Director
Pharmacia AB
S-171 97
Stockholm, Sweden
Citizenship: Sweden

Exhibit Index

Exhibit No.	Exhibit Description
99.L	Joint Filing Statement
99.M	Contract Modification and Termination Agreement, dated as of March 5, 2002, by and between Pharmacia AB, P&U Co., P&U Inc., Pharmacia Italia and Miravant